SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:        Form 20-F     X             Form 40-F  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 10, 2009               By: /s/ Victor Di Tommaso_____________

                                                               Victor DiTommaso, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
	$	$	$	$
Sales	163,688	151,912	139,068	153,142
Cost of sales	137,295	130,379	124,252	158,620
Gross profit (loss)	26,393	21,533	14,816	(5,478)

Selling, general and administrative expenses	17,756	16,601	15,416	15,874
Stock-based compensation expense	255	254	258	170
Research and development expenses	1,449	1,295	1,373	1,307
Financial expenses
Interest	4,050	3,970	4,085	3,812
Other	(525)	536	494	1,948
Refinancing expense
Impairment of goodwill				66,726
	22,985	22,656	21,626	89,837

Earnings (loss) before income taxes (recovery)	3,408	(1,123)	(6,810)	(95,315)
Income taxes (recovery)
Current	(374)	83	240	(111)
Future	1,153	(1,082)	(1,058)	3,460
	1,408	72	(158)	4,478
Net earnings (loss)	2,000	(1,195)	(6,652)	(99,793)

Earnings (loss) per share
Basic	0.03	(0.02)	(0.11)	(1.69)
Diluted	0.03	(0.02)	(0.11)	(1.69)

Weighted average number of common shares outstanding
Basic	58,951,050	58,951,050	58,951,050	58,956,350
Diluted	58,981,300	58,951,050	58,951,050	58,956,350

	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
	$	$	$	$
Sales	201,978	197,534	184,501	191,453
Cost of sales	172,772	171,184	156,324	163,010
Gross profit (loss)	29,206	26,350	28,177	28,443

Selling, general and administrative expenses	17,490	17,196	17,629	18,664
Stock-based compensation expense	348	329	421	289
Research and development expenses	1,334	1,528	1,441	947
Financial expenses
Interest	4,230	4,339	5,984	5,706
Other	806	(681)	(648)	205
Refinancing expense			6,031
Impairment of goodwill
	24,208	22,711	30,858	25,811

Earnings (loss) before income taxes (recovery)	4,998	3,639	(2,681)	2,632
Income taxes (recovery)
Current	(374)	83	240	(111)
Future	1,153	(1,082)	(1,058)	3,460
	779	(999)	(818)	3,349
Net earnings (loss)	4,219	4,638	(1,863)	(717)

Earnings (loss) per share
Basic	0.07	0.08	(0.03)	(0.01)
Diluted	0.07	0.08	(0.03)	(0.01)

Weighted average number of common shares outstanding
Basic	58,956,350	58,956,350	58,956,350	58,185,756
Diluted	58,956,350	58,956,350	58,956,350	58,185,756

November 10, 2009

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim consolidated financial statements and notes thereto for the three months and nine months ended September 30, 2009. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. (the “Company” or “IPG”) reported sales for the third quarter of 2009 totaling $163.7 million, a decrease of 19.0%, compared to $202.0 million in the third quarter of 2008.

Net earnings for the three months ended September 30, 2009 was $2.0 million ($0.03 per share, basic and diluted) compared to net earnings of $4.2 million in the third quarter of 2008 ($0.07 per share, basic and diluted). Net loss for the nine months ended September 30, 2009 totaled $5.8 million ($0.10 per share, basic and diluted) compared to net earnings of $7.0 million ($0.12 per share, basic and diluted) for the same period in 2008.

Effective November 10, 2009, the Company decided to terminate the operations of its manufacturing facility located in Hawkesbury, Ontario, Canada. Accordingly, in the fourth quarter of 2009, the Company expects to incur related closure costs amounting to approximately $1.0 million. The terminated operations will be transferred and consolidated into the Company’s manufacturing facility located in Truro, Nova Scotia, Canada by December 31, 2009.

LIQUIDITY

The Company has a $200.0 million asset based loan (“ABL”), entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and manufacturing equipment. The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases. The pricing grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL lenders subordinated to up to $35.0 million of real estate mortgage financing. As at September 30, 2009, the Company had secured real estate mortgage financing of $1.8 million, leaving the Company the ability to obtain an additional $33.2 million of real estate mortgage financing.

The Company has no significant debt maturities until March 2013, when the ABL matures. The Company’s $125.0 million Senior Subordinated Notes mature in August 2014.

The Company relies upon the funds generated from its operations and funds available to it under its ABL to meet working capital requirements and anticipated obligations under its ABL and the Senior Subordinated Notes and to finance capital expenditures for the foreseeable future.

The ABL has one financial covenant, a fixed charge ratio, the target for which is 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan contributions in excess of the related expense to the aggregate of debt service requirements and the amortization of the value of the manufacturing equipment included in the ABL’s borrowing base determination. The financial covenant becomes effective only when unused availability drops below $25.0 million. While the Company did not meet the ratio as at September 30, 2009, this covenant was not in effect as unused availability was in excess of $25.0 million and measured at $30.8 million. To date in the fourth quarter of 2009, the Company has maintained availability in excess of $25.0 million. It is the Company’s intention to remain above the $25.0 million threshold of unused availability during the remainder of 2009 and into 2010.

RESULTS OF OPERATIONS

SALES

Sales for the third quarter of 2009 were $163.7 million compared to $202.0 million for the third quarter of 2008, a decrease of 19.0%.  This sales dollar decrease includes a 6.0% decrease in sales volumes. Despite the lower sales volume this quarter compared to the third quarter of 2008, the Company has seen improved sales volume over the last two quarters of 2009, when compared to the fourth quarter of 2008 and the first quarter of 2009. The global economic downturn that began in the fourth quarter of 2008 continues to influence the Company’s operations but to a lesser degree than in late 2008 and early 2009. The balance of the sales decrease for the third quarter of 2009 compared to the third quarter of 2008, reflects a 13.0% decrease in selling prices primarily in response to significantly lower resin-based raw material costs in 2009 and competitive pressures within the markets served by the Engineered Coated Products Division (“ECP Division”).  During the first nine months of 2008, the Company experienced unprecedented increases in resin-based raw material costs reflective of the rapid rise in the price of oil during the same period.

Sales for the first nine months of 2009 were $454.7 million compared to $584.0 million for the same period in 2008, a decrease of 22.1%.  This sales dollar decrease includes a 13.4% decline in sales volumes. The sales decrease for the first nine months of 2009 compared to the first nine months of 2008 also reflects a 8.7% decline in selling prices.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the third quarter of 2009 totaled $26.4 million at a gross margin of 16.1%, compared to gross profit of $29.2 million for the third quarter of 2008 at a gross margin of 14.5%. The reduction in gross profit for the third quarter of 2009 compared to the third quarter of 2008 reflects the lower sales volumes in 2009 compared to 2008, mitigated in part by the cost reduction measures the Company implemented in the fourth quarter of 2008 and the first and second quarter of 2009. The higher gross margin in the third quarter of 2009 compared to the third quarter of 2008 is due to the rising resin-based raw material costs that occurred in 2008 and competitive pressures in key markets for the Company’s film products that limited the Company’s ability to fully recover those cost increases through higher selling prices in 2008. Gross profit and gross margin for the first nine months of 2009 were $62.7 million and 13.8%, respectively, compared to $83.7 million and 14.3% for the first nine months of 2008, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (“SG&A”) were $17.8 million for the third quarter of 2009 (10.8% of sales), compared to $17.5 million for the third quarter of 2008 (8.7% of sales).   SG&A for the nine months ended September 30, 2009 were $49.8 million (10.9% of sales) compared to $52.3 million (9.0% of sales) for the same period in 2008.  SG&A for 2009 reflects the impact of cost reduction measures implemented by the Company in the fourth quarter of 2008 and the first half of 2009.

Included in SG&A are the costs the Company incurred as a consequence of being a public company.   These costs totaled $0.3 million and $1.4 million for the three and nine months ended September 30, 2009, respectively, compared to $0.4 million and $1.1 million for the three and nine months ended September 30, 2008, respectively.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense (“SBC”) for the third quarter of 2009 was $0.3 million compared to $0.3 million in the third quarter of 2008.  For the first nine months of 2009, SBC was $0.8 million compared to $1.1 million for the comparable period in 2008.

OPERATING PROFIT

Operating profit is defined by the Company as gross profit less SG&A and SBC. Operating profit is a non-GAAP financial measure that the Company is including as its management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Operating profit does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. The table below reconciles this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation.

Operating Profit Reconciliation to Gross Profit (in millions of US dollars)
(Unaudited)	Three months		Nine months
For the periods ended September 30,	2009	2008	2009	2008
	$	$	$	$
Gross Profit	26.4	29.2	62.7	83.7
Less: SG&A	17.8	17.5	49.8	52.3
Less: SBC	0.3	0.3	0.8	1.1
Operating Profit	8.3	11.4	12.1	30.3

Operating profit was $8.3 million for the third quarter of 2009, compared to $11.4 million for the third quarter of 2008. The decline in operating profit is primarily attributable to lower gross profits in 2009. Operating profit for the nine months ended September 30, 2009 totaled $12.1 million compared to $30.3 million for the nine months ended September 30, 2008.  The decrease in operating profits for the first nine months of 2009 compared to the first nine months of 2008 is due to lower gross profits in 2009 resulting from a decrease of 22.1% in sales.

FINANCIAL EXPENSES

Interest expense for the third quarter of 2009 totaled $4.1 million, which is comparable to the third quarter of 2008 expense of $4.2 million.  Interest expense for the first nine months of 2009 was $12.1 million compared to $14.5 million for the same period in 2008, a decrease of 16.5%.  Interest expense in the first quarter of 2009 was $1.9 million less than in the first quarter of 2008 due to the lower loan margin on the Company’s ABL compared to the loan margin on the Senior Secured Credit Facility (the “Facility”), which was refinanced near the end of the first quarter of 2008, as well as lower libor rates.

Other financial expenses reflect income of $0.5 million and expense of $0.5 million, respectively, for the three and nine months ended September 30, 2009. Other financial expenses for the three months ended September 30, 2008 was $0.8 million, and income of $0.5 million for the nine months ended September 30, 2008. The income in the third quarter of 2009 results from the gain on the one-time sale of publicly traded securities in the amount of approximately $1.0 million. Other financial expenses for the first nine months of 2009 increased compared to 2008 primarily due to a decrease from a foreign exchange gain of $1.2 million in 2008 (including approximately $1.1 million reclassified from accumulated other comprehensive income as a result of a partial repayment of notes advanced to the Company’s Portuguese subsidiary that reduced the Company’s net investment in this self-sustaining foreign operation) to a diminimus foreign exchange loss in 2009. Additionally, the results for 2009 include increased banking fees under the ABL compared to the Facility.

Included in the first quarter of 2008 is $6.0 million of refinancing expense related to the refinancing of the Company’s Facility.  The refinancing expense includes a $2.9 million loss on settlement of two interest rate swap agreements.  This loss was reclassified from accumulated other comprehensive income as a result of the discontinuance of the cash flow hedge since the Facility being hedged was refinanced and the hedging relationship was thereby terminated.  Also included in refinancing expense is $3.1 million of accelerated amortization of debt issue expenses incurred in connection with securing the Facility in 2004 and its subsequent amendments.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation. Other companies in our industry may calculate EBITDA differently than we do.

EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as an alternative to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because management believes it permits investors to make a more meaningful comparison of the Company’s performance between the periods presented. In addition, EBITDA is used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (Loss) (in millions of US dollars)
(Unaudited)	Three months		Nine months
For the periods ended September 30,	2009	2008	2009	2008
	$	$	$	$
Net earnings (loss) – as reported	2.0	4.2	(5.8)	7.0
Add back (deduct): Financial expenses, net of amortization	3.2	4.7	11.8	13.1
Refinancing expense, net of amortization				2.9
Income taxes (recovery)	1.4	0.8	1.3	(1.0)
Depreciation and amortization	9.5	9.1	27.9	30.4
EBITDA	16.1	18.8	35.2	52.4

The decrease in EBITDA for the three and nine months ended September 30, 2009 compared to the corresponding periods in 2008 is due to reduced sales impacting gross profits in 2009.

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements.  The Company estimates its annual effective income tax rate and utilizes that rate in its interim unaudited consolidated financial statements.  The effective tax rate for the nine months ended September 30, 2009 was approximately (29.2)% compared to approximately 37.0% for the nine months ended September 30, 2008 (exclusive of the changes in the income tax asset valuation allowance in the third quarter of 2008).

NET EARNINGS (LOSS)

Net earnings for the three months ended September 30, 2009 was $2.0 million ($0.03 per share, basic and diluted) compared to net earnings for the three months ended September 30, 2008 of $4.2 million ($0.07 per share, basic and diluted). Net loss for the nine months ended September 30, 2009 totaled $5.8 million ($0.10 per share, basic and diluted) compared to net earnings of $7.0 million ($0.12 per share, basic and diluted) for the same period in 2008.

Excluding refinancing expense (net of tax), adjusted net earnings for the three months ended September 30, 2009 and adjusted net loss for the nine months ended September 30, 2009 were $2.0 million ($0.03 per share, basic and diluted) and $5.8 million ($0.10 per share, basic and diluted), respectively. Adjusted net earnings for the three months and nine months ended September 30, 2008 were $4.2 million ($0.07 per share, basic and diluted) and $10.8 million ($0.18 per share, basic and diluted), respectively. Adjusted net earnings (loss) is a non-GAAP financial measure that the Company is including as management believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items each period. Adjusted net earnings (loss) does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings (loss) to GAAP net earnings (loss) is set out in the table below:

Reconciliation of Net Earnings (Loss) to Adjusted Net Earnings (Loss) (in millions of US dollars)
(Unaudited)	Three months		Nine months
For the periods ended September 30,	2009	2008	2009	2008
	$	$	$	$
Net earnings (loss) – as reported	2.0	4.2	(5.8)	7.0
Add back: Refinancing expense (net of tax)				3.8
Adjusted Net Earnings (Loss)	2.0	4.2	(5.8)	10.8
Earnings (loss) per share:
Basic – as reported	0.03	0.07	(0.10)	0.12
Basic – adjusted	0.03	0.07	(0.10)	0.18
Diluted – as reported	0.03	0.07	(0.10)	0.12
Diluted – adjusted	0.03	0.07	(0.10)	0.18

RESULTS OF OPERATIONS-T&F DIVISION

Sales for the Tapes and Films Division (“T&F Division”) for the third quarter of 2009 totalled $135.2 million, representing a 16.2% decrease compared to $161.4 million for the third quarter of 2008.  Sales volume (units) decreased 5.3% for the third quarter of 2009 compared to the third quarter of 2008.  Historically, sales volume in the third quarter has been among the strongest quarters of the year.  However, the global economic downturn that began in the fourth quarter of 2008 continues to adversely impact the Division’s operations in 2009. The lower sales volume was mitigated in part by the sales growth attributable to the Division’s new products and markets. Selling prices for the third quarter of 2009 were also 10.9% lower than in the third quarter of 2008 due to the decline in the cost of resin-based raw materials. Sales for the T&F Division for the first nine months of 2009 totalled $377.6 million compared to $469.6 million for the first nine months of 2008, a 19.6% decrease.  Sales volume for the first nine months of 2009 declined 13.0% compared to the first nine months of 2008.

Gross profits for the T&F Division for the third quarter of 2009 totalled $24.4 million at a gross margin of 18.0% compared to $23.6 million at a gross margin of 14.6% for the third quarter of 2008. Improved gross margins in the third quarter of 2009 compared to the third quarter of 2008 resulted in increased gross profits. The gross margin improvement in the third quarter of 2009 compared to the third quarter of 2008 was primarily due to the rapidly rising resin-based raw material costs in the third quarter of 2008 that were not fully recovered through selling price increases. During the third quarter of 2009, the T&F Division also reversed a previously recorded $0.4 million writedown of inventories to net realizable value. The reversal was due to improved market conditions for the impacted products. T&F Division’s gross profits and gross margins for the nine months ended September 30, 2009 and 2008 were $57.7 million (15.3%) and $70.2 million (15.0%), respectively.

The T&F Division’s EBITDA for the third quarter of 2009 was $16.3 million compared to $15.8 million for the third quarter of 2008.  The T&F Division’s EBITDA for the nine months ended September 30, 2009 and 2008 was $36.4 million and $47.0 million, respectively.

T&F Division EBITDA Reconciliation to Net Earnings (in millions of US dollars)
(Unaudited)
	Three months	Nine months

For the periods ended September 30,	2009	2008	2009	2008
	$	$	$	$
Divisional earnings before income taxes	8.9	8.5	14.1	25.1
Depreciation and amortization	7.4	7.3	22.3	21.9
EBITDA	16.3	15.8	36.4	47.0

RESULTS OF OPERATIONS-ECP DIVISION

Sales for the ECP Division for the third quarter of 2009 declined 29.8% to $28.5 million, compared to $40.6 million for the third quarter of 2008.  Sales volume decreased 9.1% for the third quarter of 2009 compared to the third quarter of 2008.  The ECP Division experienced significant selling price decreases due to the decline in the cost of resin-based raw materials and competitive pressures within the markets served by the ECP Division. Sales demand was significantly impacted by the continued weakness in the residential construction market. The housing market has seen improved sales in recent months; however, this has not translated into a meaningful increase in the level of new housing starts.  The growth in new product sales has helped to mitigate some of the decline in sales of existing products within the residential construction market.

Sales for the ECP Division for the first nine months of 2009 totaled $77.1 million compared to $114.4 million for the first nine months of 2008, a 32.6% decrease.  Sales volume for the first nine months of 2009 declined 15.0% compared to the first nine months of 2008.

Gross profits for the ECP Division for the third quarter of 2009 totalled $2.0 million at a gross margin of 7.0% compared to $5.6 million at a gross margin of 13.8% for the third quarter of 2008.  The gross profit and gross margin decrease in the third quarter of 2009 compared to the third quarter of 2008 resulted from declining trading margins. The ECP Division has been unable to maintain its selling prices in the current environment due to depressed customer demand. This has necessitated that the ECP Division record a $0.7 million writedown of inventories to net realizable value during the third quarter of 2009. ECP Division’s gross profits and gross margins for the nine months ended September 30, 2009 and 2008 were $5.0 million (6.5%) and $13.5 million (11.8%), respectively.

The ECP Division’s EBITDA for the third quarter of 2009 was $0.8 million compared to $3.8 million for the third quarter of 2008. The ECP Division’s EBITDA for the nine months ended September 30, 2009 and 2008 was $1.4 million and $7.5 million, respectively.

ECP Division EBITDA Reconciliation to Net Earnings (Loss) (in millions of US dollars)
(Unaudited)
	Three months		Nine months
For the periods ended September 30,	2009	2008	2009	2008
	$	$	$	$
Divisional earnings (loss) before income taxes	(0.9)	2.3	(3.4)	3.1
Depreciation and amortization	1.7	1.5	4.8	4.4
EBITDA	0.8	3.8	1.4	7.5

RESULT OF OPERATIONS-CORPORATE

The Company does not allocate manufacturing facility closures, restructuring, strategic alternatives and other charges to the two Divisions.  These expenses are retained at the corporate level as are stock-based compensation expense and the cost of being a public company. The unallocated corporate expenses for the nine months ended September 30, 2009 and 2008 totaled $2.6 million and $2.2 million, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding discussed in the section entitled “Long-Term Debt”.

RELATED PARTY TRANSACTIONS

There have been no material changes with respect to related party transactions since Management’s Discussion and Analysis as at and for the year ended December 31, 2008.  Reference is made to the Section entitled “Related Party Transactions” in the Company’s Management Discussion and Analysis as at and for the year ended December 31, 2008.

FINANCIAL POSITION

Trade receivables increased $6.5 million between December 31, 2008 and September 30, 2009. The increase was due to higher sales in September 2009 compared to December 2008. Inventories decreased by $8.2 million between December 31, 2008 and September 30, 2009. The decrease reflects the Company’s efforts to improve working capital management.  Accounts payable and accrued liabilities decreased by $18.8 million between December 31, 2008 and September 30, 2009.  The reduction in accounts payable and accrued liabilities can be, amongst others, attributed to the strengthening of the Canadian dollar in comparison to the US dollar, the decline in purchase of raw material inventories and the timing of recognition of certain accrued liabilities, including interest and customers’ rebates. Cash management continues to be a critical component of management’s daily activities.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in working capital items was $13.4 million for the third quarter of 2009 compared to $14.8 million for the third quarter of 2008. Changes in working capital items used $23.8 million in cash flows for the three months ended September 30, 2009 compared to using $5.6 million in cash flows during the same three month period in 2008.

The decrease in cash flows from operating activities before changes in working capital items in the third quarter of 2009 compared to the third quarter of 2008 is the result of lower profitability.  The use of cash flows reflected in the changes in working capital items in the third quarter of 2008 was the result of increased inventories along with decreased accounts payable and accrued liabilities in the third quarter of 2009.

Cash flows from operations before changes in working capital items was $23.5 million for the nine months ended September 30, 2009 compared to $36.5 million for the nine months ended September 30, 2008.  Changes in working capital items used $13.1 million in cash flows for the nine months ended September 30, 2009 compared to using $27.9 million in cash during the same nine month period in 2008. Lower inventories provided $12.2 million of cash in 2009 due to lower on-hand quantities and lower raw material costs compared to December 31, 2008.  Inventories used $16.0 million of cash in 2008 due to the rapid increase in raw material costs over the first nine months of 2008.

Cash flows used in investing activities were $1.4 million in the third quarter of 2009 and $9.7 million for the nine months ended September 30, 2009.  This compares to $11.9 million and $18.2 million, respectively, in cash flows used in investing activities in the third quarter of 2008 and the nine months ended September 30, 2008. The decrease in cash flows used in investing activities for the nine months ended September 30, 2009 compared to the corresponding period in 2008 is due to a lower level of capital expenditures in 2009. Capital expenditures for property, plant and equipment for the first nine months of 2009 and 2008 were $9.7 million and $18.0 million, respectively.  The Company’s capital budget for 2009 is approximately $13.0 million.

The Company increased total indebtedness during the three months ended September 30, 2009 by $9.0 million compared to an increase in total indebtedness of $3.4 million during the three months ended September 30, 2008.  The increase in total indebtedness during the third quarter of 2009 was principally attributable to the reduction in accounts payable and accrued liabilities. Total indebtedness decreased during the nine months ended September 30,

2009 by $10.2 million and increased by $5.6 million during the nine months ended September 30, 2008.  The decrease in indebtedness in 2009 was the result of effective working capital management, which provided additional cash for debt repayments.  The increase in indebtedness in 2008 results primarily from $7.8 million in borrowings by the Company’s Portuguese subsidiary, a portion of which was used to repay the notes that the Company had advanced to this subsidiary.

LONG-TERM DEBT

As discussed under the section “Liquidity”, the Company has a $200.0 million ABL entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and manufacturing equipment.  As at September 30, 2009, the Company had borrowed $106.0 million under its ABL, including $1.7 million in letters of credit. As at December 31, 2008, $118.3 million had been borrowed under the ABL, including $4.3 million in letters of credit. When combined with cash on hand, the Company had total cash and credit availability of $37.2 million as at September 30, 2009, $51.3 million as at June 30, 2009, and $50.8 million as at December 31, 2008.

FINANCIAL RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS

A full discussion of the Company’s risk factors can be found in the Company’s Annual Information Form and Form   20-F as at and for the year ended December 31, 2008.  Included in these risk factors are the Company’s risks associated with fluctuations in foreign exchange rates and interest rates. The Company’s management is responsible for setting acceptable levels of risks and reviewing management activities as necessary.

Exchange Risk

The Company employs significant net assets in its Canadian operations and to a lesser degree in its European self-sustaining foreign operations. Accordingly, changes in the exchange rates between the respective functional currencies of these operations and the Company’s US dollar reporting currency will result in significant fluctuations in the net assets of these operations in US dollar terms. The effect of these fluctuations is reported in the Company’s consolidated other comprehensive income (loss) for the period. Additionally, the Company is subject to foreign exchange rate risk through transactions conducted by its Canadian, US and European operations, which are conducted in currencies other than the functional currencies of the entities earning the revenues or incurring the expenses. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses recorded in the Company’s consolidated earnings (loss) for the period. In November and December 2008, and in accordance with the Company’s foreign exchange rate risk policy and management thereof, the Company executed a series of 36 monthly forward foreign exchange rate contracts (the “Contracts”) to purchase an aggregate CDN$40.0 million beginning in February 2009, at fixed foreign exchange rates ranging from CDN$1.1826 to CDN$1.2808 to the US dollar.

In September 2009, the Company executed a series of 12 new monthly forward foreign exchange rate contracts to purchase an aggregate CDN$20.0 million beginning in February 2010, at fixed foreign exchange rates ranging from CDN$1.0934 to CDN$1.0952 to the US dollar. These Contracts will mitigate the Company’s foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars (the “Purchases”). The Company designated these Contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the Purchases.

The Company settled Contracts to purchase approximately CDN$24.9 million during the nine months ended September 30, 2009, resulting in a decrease of $0.4 million of cost of sales for the three months ended September 30, 2009 and a $0.8 million decrease in cost of sales for the nine months ended September 30, 2009.

Effective June 11, 2009, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of three forward foreign exchange rate contracts (the “Terminated Contracts”), which were settled on July 2, 2009, and represent the Company’s hedged inventory purchases during the month of June 2009. All inventory purchases covered under these Terminated Contracts were sold and consequently were included in the determination of net earnings for the nine months ended September 30, 2009.

Accordingly, included in the Company’s consolidated earnings for the nine months ended September 30, 2009 are $0.5 million under the caption cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and a loss of $0.1 million under the caption financial expenses – other, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate its designation of these specific hedging relationships.

Finally, and in accordance with the Company’s foreign exchange rate risk management policy, the Company is currently reviewing the use of similar forward foreign exchange rate contracts to cover additional inventory purchases, undertaken by the Company’s US self-sustaining foreign operations, for a maximum amount of $CAD55.0 million. As part of this ongoing review process, the Company obtains quotes from its primary lender and performs sensitivity analysis and risk modeling for possible fluctuations to the underlying foreign exchange rates.

Interest Rate Risk

The Company is exposed to interest rate risk primarily through its long-term debt.  The Company’s policy, as circumstances permit, is to maintain a portion of its borrowings at fixed interest rates using interest rate swap agreements, when necessary.  During 2008, the Company entered into two interest rate swap agreements (the “Agreements”) with an aggregate notional value of $70.0 million designated as cash flow hedges. The first Agreement, with a notional value of $40.0 million, matures in September 2011 and has a fixed interest rate payment of 3.35%.  The second Agreement, with a notional value of $30.0 million matured in October 2009 and had a fixed interest rate payment of 2.89%.  With the expiration of the $30.0 million notional value contract, the Company has approximately $80.0 million of floating rate long-term debt.  The Company continues to evaluate whether converting all or a portion of this floating-rate debt to fixed rate debt is in its best interest, but to date, no decision has been made.

CONTRACTUAL OBLIGATIONS

As at September 30, 2009, except as noted herein, there were no material changes in the contractual obligations set forth in the Company’s 2008 Annual Report that were outside the ordinary course of the Company’s business.

The Company has concluded that it has an asset retirement obligation in connection with one of its leased manufacturing facilities in Canada.  Accordingly, the Company recorded an asset retirement obligation on its consolidated balance sheet, under the caption “other liabilities” and the corresponding asset under the caption “property, plant and equipment”, amounting to $0.7 million.  Additional information regarding the Company’s asset retirement obligation, including the assumptions used in connection therewith, is included in Note 9 to the unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2009.

CAPITAL STOCK

As at September 30, 2009 there were 58,951,050 common shares of the Company outstanding. During the first nine months of 2009, 50,000 stock options at a weighted average exercise price of $0.44 were granted. No stock options were exercised during the first nine months of 2009 and 2008.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the recorded amount of revenues and expenses during the reporting period then ended. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, pension and post-retirement benefits, stock-based compensation, income taxes, impairment of long-lived assets and asset retirement obligation based on currently available information. Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the year ended December 31, 2008 can be found in the Company’s 2008 audited consolidated financial statements and have not materially changed since that date.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2009, in accordance with the applicable transitional provisions, the Company adopted the recommendations of the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:.

–

Goodwill and intangible assets

Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions of this Section, relating to the definition and initial recognition of intangible assets, are equivalent to the corresponding provisions under International Financial Reporting Standards (“IFRS”). Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new Section. The adoption of this standard had no material effect on the Company’s consolidated financial result and position. The additional disclosures required by this new Section have been included in Note 7 to the interim unaudited consolidated financial statements.

–

Credit risk and the fair value of financial assets and financial liabilities

Emerging Issues Committee of the CICA Abstract No. 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”) clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. The adoption of EIC-173 did not have a material impact on the Company’s consolidated financial statements or on the fair value determination of its financial assets and liabilities, including derivative financial instruments.

Future Accounting Standards

–

Business combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding IFRS. This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

–

Consolidated financial statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

–

Financial Instruments - Disclosures

In June 2009, the CICA issued revisions release No. 54, which among others, includes several amendments to Section 3862 “Financial Instruments – Disclosures”. This Section has been amended to include additional disclosure requirements with respect to fair value measurements of financial instruments and to enhance liquidity risk disclosures. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently in the process of evaluating the requirements resulting from the amendments and will include the additional required disclosures in its consolidated financial statements as at and for the year ending December 31, 2009.

–     International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that, as at January 1, 2011, publicly-accountable enterprises are expected to adopt IFRS.  Accordingly, the Company will adopt these new standards during its fiscal year beginning on January 1, 2011.  The AcSB also stated that, during the transition period, enterprises will be required to provide comparative IFRS information for the previous fiscal year. The IFRS issued by the International Accounting Standards Board (“IASB”) require additional financial statement disclosures and, while the conceptual framework is similar to GAAP, enterprises will have to take account of differences in their accounting principles.  The Company is currently assessing the impact of these new standards on its consolidated financial statements.  However, at this time, it is not possible to reasonably determine the impact of this anticipated accounting change on the Company’s consolidated financial results and position. During the first nine months of 2009, management has continued its detailed evaluation of the process required to adopt and implement IFRS.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Executive Director and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its consolidated financial statements. The Executive Director and Chief Financial Officer of the Company have evaluated whether there were changes to the Company's internal control over financial reporting during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Executive Director and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of September 30, 2009 is effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADDITIONAL INFORMATION

Additional information relating to the Company, including its Annual Information Form and Form 20-F, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

FORWARD-LOOKING STATEMENTS

Certain statements and information included in this quarterly report constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements and are identified by terms such as “believe”, “expect”, “intend” “anticipate” and similar expressions.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, exchange rate risk, deteriorating economic conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations and protection of intellectual property.  A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This quarterly report contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings (loss), EBITDA and operating profit. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

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Intertape Polymer Group Inc.

Interim Consolidated Financial Statements
September 30, 2009

Financial Statements

Consolidated Earnings

2

Consolidated Deficit

3

Consolidated Comprehensive Income (Loss)

4

Consolidated Cash Flows

5

Consolidated Balance Sheets

6

Notes to Consolidated Financial Statements

7 to 20

18

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months		Nine months
	2009	2008	2009	2008
	$	$	$	$
Sales	163,688	201,978	454,668	584,013
Cost of sales	137,295	172,772	391,926	500,280
Gross profit	26,393	29,206	62,742	83,733

Selling, general and administrative expenses	17,756	17,490	49,773	52,315
Stock-based compensation expense	255	348	767	1,098
Research and development expenses	1,449	1,334	4,117	4,303
Financial expenses
Interest	4,050	4,230	12,105	14,553
Other	(525)	806	505	(523)
Refinancing (Note 8)				6,031
	22,985	24,208	67,267	77,777
Earnings (loss) before income taxes	3,408	4,998	(4,525)	5,956
Income taxes (recovery)
Current	155	(374)	549	(48)
Future	1,253	1,153	773	(990)
	1,408	779	1,322	(1,038)
Net earnings (loss)	2,000	4,219	(5,847)	6,994

Earnings (loss) per share
Basic	0.03	0.07	(0.10)	0.12
Diluted	0.03	0.07	(0.10)	0.12

The accompanying notes are an integral part of the interim consolidated financial statements and Note 4 presents additional information on consolidated earnings.

19

Intertape Polymer Group Inc.

Consolidated Deficit

Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Nine months
	2009	2008	2009	2008
	$	$	$	$
Balance, beginning of period	(168,367)	(64,959)	(160,533)	(67,482)
Cumulative impact of accounting changes relating to inventories				(252)
Balance, beginning of period, as restated	(168,367)	(64,959)	(160,533)	(67,734)
Net earnings (loss)	2,000	4,219	(5,847)	6,994
Repurchase of common shares			13
Balance, end of period	(166,367)	(60,740)	(166,367)	(60,740)

The accompanying notes are an integral part of the interim consolidated financial statements.

20

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Nine months
	2009	2008	2009	2008
	$	$	$	$
Net earnings (loss)	2,000	4,219	(5,847)	6,994

Other comprehensive income (loss):
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil for the three and nine months ended September 30, 2009, $105 and $680 for the three and nine months ended September 30, 2008, respectively)	103	179	(137)	(1,158)
Settlement of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of $1,080)				1,840
Changes in fair value of investment in publicly traded securities designated as available-for-sale	(21)		1,044
Gain on sale of investment in publicly traded securities, recorded in the consolidated earnings	(1,044)		(1,044)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil for the three and nine months ended September 30, 2009)	1,732		3,154
Settlement of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil for the three and nine months ended September 30, 2009)	(423)		(353)
Gain on forward foreign exchange rate contracts recorded in the consolidated earnings pursuant to recognition of the hedged item in cost of sales			(453)
Reduction in net investment in a foreign subsidiary			(125)	(1,143)
Changes in accumulated currency translation adjustments	8,073	(6,401)	13,236	(9,356)
Other comprehensive income (loss)	8,420	(6,222)	15,322	(9,817)
Comprehensive income (loss) for the period	10,420	(2,003)	9,475	(2,823)

The accompanying notes are an integral part of the interim consolidated financial statements.

21

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Nine months
	2009	2008	2009	2008
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	2,000	4,219	(5,847)	6,994
Non-cash items
Depreciation, amortization and accretion expense	9,480	9,081	27,974	27,306
Loss on disposal of property, plant and equipment	155	304	478	207
Write-off of debt issue expenses in connection with debt refinancing				3,111
Write-down of inventories	782		1,046
Reversal of a portion of a write-down of inventories	(390)		(2,082)
Future income taxes	1,253	1,153	773	(990)
Stock-based compensation expense	255	349	767	1,099
Pension and post-retirement benefits funding in excess of amounts expensed	435	(340)	1,228	(1,240)
Gain on forward foreign exchange rate contracts	453
Change in fair value of forward foreign exchange rate contracts	(110)
Unrealized foreign exchange loss	3		57
Gain on sale of publicly traded securities	(1,044)		(1,044)
Foreign exchange gain resulting from reduction in net investment in a foreign subsidiary			(125)
Other	166		288
Cash flows from operations before changes in working capital items	13,438	14,766	23,513	36,487
Changes in working capital items
Trade receivables	164	(5,100)	(4,922)	(18,349)
Other receivables	(688)	231	451	(460)
Inventories	(1,445)	(4,713)	12,243	(16,043)
Parts and supplies	(9)	(283)	(420)	(638)
Prepaid expenses	172	(270)	(700)	17
Accounts payable and accrued liabilities	(21,996)	4,560	(19,770)	7,620
	(23,802)	(5,575)	(13,118)	(27,853)
Cash flows from operating activities	(10,364)	9,191	10,395	8,634

INVESTING ACTIVITIES
Property, plant and equipment	(2,435)	(8,972)	(9,695)	(17,964)
Proceeds on disposal of property, plant and equipment	10	8	10	3,122
Proceeds on disposal of investment in publicly traded securities	1,044		1,044
Other assets	(53)	(260)	(107)	(684)
Intangible assets		(2,637)	(933)	(2,637)
Cash flows from investing activities	(1,434)	(11,861)	(9,681)	(18,163)

FINANCING ACTIVITIES
Long-term debt	9,143	9,622	13,752	136,211
Debt issue expenses				(2,643)
Repayment of long-term debt	(182)	(6,187)	(23,928)	(127,999)
Repurchase of common shares			(18)
Cash flows from financing activities	8,961	3,435	(10,194)	5,569
Net increase (decrease) in cash	(2,837)	765	(9,480)	(3,960)
Effect of foreign currency translation adjustments	319	(621)	479	(632)
Cash, beginning of period	8,907	10,793	15,390	15,529
Cash, end of period	6,389	10,937	6,389	10,937

The accompanying notes are an integral part of the interim consolidated financial statements.

22

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at
(In thousands of US dollars)

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
	$	$
ASSETS
Current assets
Cash	6,389	15,390
Trade receivables	82,003	75,467
Other receivables	3,834	4,093
Inventories	82,647	90,846
Parts and supplies	14,796	14,119
Prepaid expenses	3,767	3,037
Derivative financial instruments	2,091
Future income taxes	9,129	9,064
	204,656	212,016
Property, plant and equipment	278,966	289,763
Other assets	22,134	22,364
Intangible assets (Note 7)	3,662	3,956
Future income taxes	48,103	47,067
	557,521	575,166

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	59,486	78,249
Installments on long-term debt	1,002	623
	60,488	78,872
Long-term debt (Note 8)	240,850	250,802
Pension and post-retirement benefits	10,113	9,206
Derivative financial instruments	1,750	2,969
Other liabilities (Note 9)	779
	313,980	341,849
SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	348,143	348,174
Contributed surplus (Note 10)	13,891	13,124

Deficit	(166,367)	(160,533)
Accumulated other comprehensive income (Note 11)	47,874	32,552
	(118,493)	(127,981)
	243,541	233,317
	557,521	575,166

The accompanying notes are an integral part of the interim consolidated financial statements.

1.

BASIS OF PRESENTATION

In the opinion of management, the accompanying interim unaudited consolidated financial statements, expressed in US dollars and prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (the “Company”) consolidated financial position as at September 30, 2009 as well as its consolidated results of operations and cash flows for the three and nine months ended September 30, 2009 and 2008.

These interim unaudited consolidated financial statements and notes thereto should be read in conjunction with the Company’s 2008 annual audited consolidated financial statements.

These interim unaudited consolidated financial statements and notes thereto follow the same accounting policies as those described in the most recent annual audited consolidated financial statements except as described in Note 2 below.

2.

Accounting changes

Recently adopted standards

On January 1, 2009, in accordance with the applicable transitional provisions, the Company adopted the new recommendations of the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:

–

Goodwill and intangible assets

Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions of this Section, relating to the definition and initial recognition of intangible assets, are equivalent to the corresponding provisions under International Financial Reporting Standards (“IFRS”). Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new Section. The adoption of this Section had no material effect on the Company’s consolidated financial result and position. The additional disclosures required by this new Section have been included in Note 7 to these interim unaudited consolidated financial statements.

–

Credit risk and the fair value of financial assets and financial liabilities

Emerging Issues Committee of the CICA Abstract No. 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”) clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. The adoption of EIC-173 did not have a material impact on the Company’s consolidated financial statements or on the fair value determination of its financial assets and liabilities, including derivative financial instruments.

2 – ACCOUNTING CHANGES (Continued)

Future accounting standards

–

Business combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding IFRS. This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of adoption of this new Section on its consolidated financial statements and on future business combinations.

–

Consolidated financial statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of adoption of these new Sections on its consolidated financial statements.

–

Financial instruments disclosures

In June 2009, the CICA issued revisions release No. 54, which among others, includes several amendments to Section 3862 “Financial Instruments - Disclosures”. This Section has been amended to primarily include additional disclosure requirements with respect to fair value measurements of financial instruments and to enhance liquidity risk disclosure. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. Earlier adoption is permitted. The Company is currently evaluating these new requirements and would include the additional disclosures in its annual consolidated financial statements as at and for the year ending December 31, 2009 upon its adoption of this amendment.

3.

PENSION AND POST-RETIREMENT BENEFITS

	Three months		Nine months
	2009	2008	2009	2008
	$	$	$	$
Net periodic benefit cost for defined pension plans	1,324	452	3,011	1,362

4.

INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months		Nine months
	2009	2008	2009	2008
	$	$	$	$
Interest
Interest on long-term debt	3,920	4,119	11,779	13,825
Amortization of debt issue expenses on long-term debt and accretion expense	317	261	858	793
Interest on credit facilities	6		47	244
Amortization of debt issue expenses on credit facilities				141
Interest capitalized to property, plant and equipment	(193)	(150)	(579)	(450)
	4,050	4,230	12,105	14,553

Other
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary (1)			(125)	(1,143)
Foreign exchange loss	26	289	9	247
Interest income and other financial expenses	365	517	1,427	373
Gain on sale of investment in publicly traded securities (2)	(916)		(916)
Change in fair value of forward foreign exchange rate contracts			110
	(525)	806	505	(523)

Refinancing
Write-off of debt issue expenses				3,111
Settlement of interest rate swap agreements				2,920
				6,031

Depreciation of property, plant and equipment	8,964	8,795	26,542	26,296
Amortization of other deferred charges	16	25	45	76
Amortization of intangible assets	183		529
Loss on disposal of property, plant and equipment	155	304	478	207
Write-down of inventories to net realizable value	782		1,046
Reversal of a portion of a write-down of inventories to net realizable value, recognized as a reduction of cost of sales (3)	390		2,082
Advisory services fees	447	567	1,264	1,590

4 – INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (Continued)

(1)

During the nine months ended September 30, 2009 and 2008, the Company reclassified from consolidated accumulated other comprehensive income, a foreign exchange gain amounting to $0.1 million and $1.1 million, respectively, as a result of a partial repayment of notes previously contracted with one of the Company’s self-sustaining foreign operations (the “Subsidiary”). This repayment ultimately reduced the Company’s net investment in this Subsidiary.

(2)

In the course of the three months ended September 30, 2009, the Company sold its investment in publicly traded securities, previously classified as available for sale, and accordingly, reclassified from accumulated other comprehensive income to its consolidated earnings for the three and nine months ended September 30, 2009, a gain amounting to approximately $1.0 million ($0.1 million was included under the caption cost of sales).

(3)

Representing the reversal of a portion of previously recorded write-down of inventories to net realizable value, including certain raw materials to be purchased by virtue of firm purchase commitments. The Company’s management determined that circumstances, prevailing as at December 31, 2008 and June 30, 2009, ceased to exist during the three and nine months ended September 30, 2009, whereby, the subsequent sale of these inventories have demonstrated a sufficient level of profitability to no longer warrant a write-down to net realizable value. The increased profitability was primarily due to an improved relationship between selling prices and raw material costs.

5.

INCOME TAXES

During the nine months ended September 30, 2009, the Company recorded $1.0 million of future income tax assets. In assessing the realizability of its future income tax assets, the Company’s management considers whether it is more likely than not that a portion or all of its future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Accordingly, and in connection with the long-term uncertainties inherent in the current economic environment, which commenced in the latter part of 2008 and continued to prevail in 2009, the Company recorded a $1.3 million increase to its future income tax assets valuation allowance. These future income tax assets are available to the Company in order to reduce taxable income in future periods.

During the three and nine months ended September 30, 2008, and due to the improvement in the financial performance of the Company’s Engineered Coated Products Division, the Company implemented certain tax planning strategies. These strategies allowed the Company to retain a portion of its expiring tax losses. Accordingly, the Company recorded a $2.0 million reduction to its income tax assets valuation allowance.

The Company expects that the future income tax assets, recorded on its consolidated balance sheet as at September 30, 2009, will be realized as a result of the reversal of existing taxable temporary differences, projection of taxable income and the implementation of tax planning strategies.

6.

Manufacturing Facility Closures, Restructuring, Strategic Alternatives and Other Charges

During the nine months ended September 30, 2009 and 2008, the Company did not incur any additional costs in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges given that the Company had substantially completed all announced activities.

During the nine months ended September 30, 2009 and 2008 the Company settled previously recorded obligations relating to these activities in the amount of nil and $1.1 million, respectively.

As at September 30, 2009 and December 31, 2008, the Company’s outstanding obligation in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheets, amounted to approximately $0.3 million and $0.4 million, respectively.

7.

INTANGIBLE ASSETS

The Company’s intangible assets were all acquired through an asset purchase and are subject to amortization as described in Notes 2 and 11 to Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008.

The Company’s intangible assets are as follows as at:

	September 30, 2009
	Cost	Accumulated Amortization	Net
	$	$	$
Distribution rights	3,265	544	2,721
Customer contracts	1,166	225	941
	4,431	769	3,662

	December 31, 2008
	Cost	Accumulated Amortization	Net
	$	$	$
Distribution rights	3,090	129	2,961
Customer contracts	1,038	43	995
	4,128	172	3,956

7 – INTANGIBLE ASSETS (Continued)

In the latter part of 2008, the Company entered into an Asset Purchase Agreement (the “Agreement”), which contains several performance commitments. In connection with these commitments, the Company assumed certain contingencies to pay, to the vendor, additional considerations or penalties. The Agreement, including the related commitments and contingencies, is disclosed in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008.

Effective September 30, 2009, and due to the adverse economic conditions impacting several of the Company’s key operating markets targeted under the Agreement, the Company did not fully meet the performance criteria included in the first milestone of the Agreement. Accordingly, the Company recorded in its consolidated earnings for the three and nine months ended September 30, 2009 charges amounting to $0.2 million and $0.4 million, respectively, representing the penalties due to the vendor.

8.

LONG-TERM DEBT

Refinancing

On March 27, 2008, the Company successfully refinanced its entire senior secured credit facility (the “Facility”), which included the Company’s revolving credit facility and term loan, with a five-year, $200.0 million Asset-based loan (“ABL”) entered into with a syndicate of financial institutions. The ABL is described in detail in Note 14 to the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008.

In connection with this refinancing, the Company has reported a refinancing charge amounting to $6.0 million, comprised of $3.1 million representing the write-off of debt issue expenses incurred in connection with the issuance and subsequent amendments of the Facility and $2.9 million representing the settlement of the interest rate swap agreements, designated as cash flow hedges, on a portion of the term loan.

Finally, in securing the ABL the Company incurred debt issue expenses amounting to approximately $2.8 million, primarily comprised of $1.4 million paid to the primary lender and $1.4 million representing professional and other fees. These expenses were capitalized as part of other assets, on the Company’s consolidated balance sheet, and are amortized over the term of the ABL of five years using the straight-line method.

9.

OTHER LIABILITIES

During the second quarter of 2009, the Company began renegotiating the terms and conditions included in the operating lease (the “Lease”) for one of its operating facilities in Canada. The Company’s primary intention in renegotiating this Lease was the extension of its term.

During the course of the renegotiation, and in accordance with GAAP, the Company has concluded that it is subject to an asset retirement legal obligation, by virtue of a written contract, to restore the leased property to the same condition which existed at the time of the Lease renewal. This asset retirement obligation (“ARO”) includes, among other costs, the permanent removal of the Company’s manufacturing equipment used in this facility.

Accordingly, the Company recorded an ARO obligation and a corresponding asset included under the captions other liabilities and property plant and equipment on the Company’s consolidated balance sheet, respectively. These amounts represent the estimated fair value of the asset and obligation restricted for the purpose of settling the ARO.

The initial recorded ARO, which has been discounted using the Company’s credit-adjusted risk free-rate, will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the ARO. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the Lease’s term and recognizes accretion expense in connection with the discounted obligation over the same period.

The assumptions, on which the carrying amount of the ARO is based on, are as follows:

Undiscounted cash flows required to settle the obligation	$1.2 million
Timing of payment of the cash flows required to settle the obligation	4 years
Credit-adjusted risk-free rate	15.0%

The reconciliation of the Company’s ARO liability is as follows as at September 30, 2009:

$
Balance, beginning of period	691
Accretion expense	41
Foreign exchange impact	47
Balance, end of period	779

10.

Capital stock

Common Shares

The Company’s common shares outstanding as at September 30, 2009 and December 31, 2008 were 58,951,050 and 58,956,350, respectively.

The Company did not declare or pay dividends during the three and nine months ended September 30, 2009 and 2008.

Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended September 30
2009				2008
	Net earnings	Weighted average number of common shares outstanding(1)	Earnings per share	Net earnings	Weighted average number of common shares outstanding(1)	Earnings per share
	$		$	$		$
Basic	2,000	58,951,050	0.03	4,219	58,956,350	0.07
Dilutive options(2)	-	30,250	-	-	-	-
Diluted	2,000	58,981,300	0.03	4,219	58,956,350	0.07

	Nine months ended September 30
2009				2008
	Net loss	Weighted average number of common shares outstanding(1)	Earnings per share	Net earnings	Weighted average number of common shares outstanding(1)	Earnings per share
	$		$	$		$
Basic	(5,847)	58,951,050	(0.10)	6,994	58,956,350	0.12
Dilutive options(2)	-	-	-	-	-	-
Diluted	(5,847)	58,951,050	(0.10)	6,994	58,956,350	0.12

(1)

The Company has accounted for the repurchase of 5,300 common shares for cancellation under the normal course issuer bid, which resulted in a decrease of approximately $31,000 and $13,000 of the Company’s consolidated capital stock and deficit, respectively. The terms and conditions of the Company’s normal course issuer bid are included in its annual audited consolidated financial statements as at and for the year ended December 31, 2008. The normal course issuer bid expired in August 2009.

(2)

The calculation of the dilutive options excludes all anti-dilutive options that would not be exercised because their exercise price is higher than the average market value of the Company’s common shares for each of the periods presented. The number of options excluded from this calculation was 3,066,126 for the three and nine months ended September 30, 2009 and 3,511,462 for the three and nine months ended September 30, 2008.

10 – CAPITAL STOCK (Continued)

Stock Options

During the nine months ended September 30, 2009, 50,000 stock options were granted (nil in 2008) at a weighted average exercise price and fair value of $0.44 and $0.23, respectively.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life

5.5 years
Expected volatility

56%
Risk-free interest rate

1.85%
Expected dividends

$0.00

The market value of the Company’s common shares at the date of the grant was $0.44.

No stock options were exercised during the three and nine months ended September 30, 2009 and 2008.

Contributed Surplus

During the three and nine months ended September 30, 2009, the contributed surplus account increased by approximately $0.3 million and $0.8 million, respectively, representing the stock-based compensation expense recorded for these periods.

11.

Accumulated Other Comprehensive Income

	Three months		Nine months
	2009	2008	2009	2008
	$	$	$	$
Balance, beginning of period	39,454	63,867	32,552	67,462
Other comprehensive income (loss)	8,420	(6,222)	15,322	(9,817)
Balance, end of period	47,874	57,645	47,874	57,645

The components of accumulated other comprehensive income are as follows as at:

	September 30, 2009	December 31, 2008
	$	$
Accumulated currency translation adjustments	47,533	34,422
Cumulative changes in fair value of interest rate swap agreements (net of future income taxes of nil, $948 in 2008)	(1,750)	(1,613)
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income taxes of nil, $151 in 2008)	2,091	(257)
	47,874	32,552

12 – SEGMENTED DISCLOSURES

The Company‘s organizational and related internal reporting structures consist of three reportable segments including two operating segments and a corporate segment. The two operating segments are the Tapes and Films Division (“T&F”) and the Engineered Coated Products Division (“ECP”).

The accounting policies of the reportable segments, the basis for segmentation and the segments’ measures of profit and losses are the same as those applied and described in Notes 2 and 18 to the annual audited consolidated financial statements as at and for the year ended December 31, 2008.

The following tables set forth information by segment for the three months ended September 30:

			2009
	T&F	ECP	Total
	$	$	$
Sales from external customers	135,185	28,503	163,688
Costs of sales	110,792	26,503	137,295
Gross profit	24,393	2,000	26,393

EBITDA before unallocated expenses	16,278	805	17,083

Depreciation and amortization	7,450	1,713	9,163

Unallocated corporate expenses			732
Stock-based compensation expense			255
Financial expenses			3,525
Earnings before income taxes			3,408

			2008
	T&F	ECP	Total
	$	$	$
Sales from external customers	161,398	40,580	201,978
Costs of sales	137,809	34,963	172,772
Gross profit	23,589	5,617	29,206

EBITDA before unallocated expenses	15,774	3,759	19,533

Depreciation and amortization	7,316	1,478	8,794

Unallocated corporate expenses			357
Stock-based compensation expense			348
Financial expenses			5,036
Earnings before income taxes			4,998

12 – SEGMENTED DISCLOSURES (Continued)

The following tables set forth information by segment for the nine months ended September 30:

			2009
	T&F	ECP	Total
	$	$	$
Sales from external customers	377,558	77,110	454,668
Costs of sales	319,851	72,075	391,926
Gross profit	57,707	5,035	62,742

EBITDA before unallocated expenses	36,435	1,386	37,821

Depreciation and amortization	22,270	4,846	27,116

Unallocated corporate expenses			1,853
Stock-based compensation expense			767
Financial expenses			12,610
Loss before income taxes			(4,525)

			2008
	T&F	ECP	Total
	$	$	$
Sales from external customers	469,565	114,448	584,013
Costs of sales	399,355	100,925	500,280
Gross profit	70,210	13,523	83,733

EBITDA before unallocated expenses	47,047	7,508	54,555

Depreciation and amortization	21,922	4,421	26,343

Unallocated corporate expenses			1,097
Stock-based compensation expense			1,098
Financial expenses (1)			20,061
Earnings before income taxes			5,956

(1)

Financial expenses for the nine months ended September 30, 2008, include a refinancing expense amounting to approximately $6.0 million as described in Notes 4 and 8 to these interim consolidated financial statements.

13 – FINANCIAL instruments

Fair value and classification of financial instruments

The classification of financial instruments, excluding derivative financial instruments designated as part of an effective hedging relationship, as well as their carrying amounts and respective fair values are as follows as at:

			September 30, 2009
	Carrying amount			Fair value
	Held for trading	Loans and receivables	Other liabilities
	$	$	$	$
Financial assets
Cash	6,389			6,389
Trade receivables		82,003		82,003
Other receivables (1)		2,017		2,017
Loans to officers and directors		108		108
Total	6,389	84,128		90,517

Financial liabilities
Accounts payable and accrued liabilities			59,486	59,486
Senior subordinated notes			121,592	96,875
Other long-term debt			120,260	120,260
Total			301,338	276,621

			December 31, 2008
	Carrying amount			Fair value
	Held for trading	Loans and receivables	Other liabilities
	$	$	$	$
Financial assets
Cash	15,390			15,390
Trade receivables		75,467		75,467
Other receivables (1)		2,876		2,876
Loans to officers and directors		108		108
Total	15,390	78,451		93,841

Financial liabilities
Accounts payable and accrued liabilities			78,249	78,249
Senior subordinated notes			121,184	81,875
Other long-term debt			130,241	130,241
Total			329,674	290,365

(1)

Consists primarily of supplier rebates receivable.

13 – FINANCIAL INSTRUMENTS (Continued)

As at September 30, 2009, the Company interest rate swap agreements and forward foreign exchange rate contracts carrying amounts and fair values were a liability and an asset amounting to $1.8 and $2.1, respectively (liabilities of $2.6 million and $0.4 million as at December 31, 2008, respectively).

The methods and assumptions used to determine the estimated fair value of each class of financial instruments are included in Note 21 to the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008.

Interest Rate Risk

One of the Company’s interest rate swap agreements is scheduled to mature on October 13, 2009, as described in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008. The Company expects that the estimated net amount of existing loss, recorded in accumulated other comprehensive income as at September 30, 2009, in the amount of approximately $31,000 will be reclassified to consolidated net earnings. The reclassified amount is estimated to approximate the current loss value given the short maturity of this interest rate swap agreement.

Exchange Risk

During the nine months ended September 30, 2009, one of the Company’s US self-sustaining foreign operations (the “Subsidiary”) purchased an aggregate of CAD$41.3 million of inventories. Included in this amount is approximately CAD$30.0 million of inventories purchases previously designated as part of a hedging relationship using forward foreign exchange rate contracts (the “Contracts”). Certain of these Contracts, used to reduce the exposure related to the Subsidiary’s “anticipated” inventory purchases during the period of January through August 2009, were settled during the period of February through August of the same year. All inventories purchased, and subject to the hedging relationship pursuant to these Contracts, were sold as at September 30, 2009.

The cumulative change in these settled Contracts’ fair value was recognized in the consolidated earnings under the caption cost of sales in the amount of $0.8 million for the nine months ended September 30, 2009 ($0.4 million for the three months ended September 30, 2009). In accordance with GAAP, the cumulative change in the Contracts’ fair value was recognized in consolidated earnings as a result of the following:

(a)

The Contracts have been settled, and

(b)

The hedging item (the Contracts) is recognized in consolidated earnings at the same period the hedged item (the inventories) is recognized in consolidated earnings.

The Contracts’ terms and conditions and the Company’s foreign exchange risk policy and related management strategies are presented in Note 21 to the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008.

13 – FINANCIAL INSTRUMENTS (Continued)

Discontinued Hedging

Effective June 11, 2009, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of three forward foreign exchange rate contracts (the “Terminated Contracts”), which were settled on July 2, 2009, and represent the Company’s hedged inventory purchases during the month of June 2009. All inventory purchases covered under these Terminated Contracts were sold and consequently were included in the determination of net earnings for the nine months ended September 30, 2009.  The settlement of these Terminated Contracts, during the three months ended September 30, 2009, resulted in no additional charge to consolidated earnings.

Accordingly, included in the Company’s consolidated earnings for the nine months ended September 30, 2009 are $0.5 million under the caption cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and a loss of $0.1 million under the caption financial expenses – other, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate its designation of these specific hedging relationships.

New Contracts

During the three months ended September 30, 2009, and in accordance with the Company’s foreign exchange risk policy, the Company executed a new series of twelve Contracts to purchase an aggregate CDN$20.0 million beginning in February 2010, at fixed foreign exchange rates ranging from CDN$1.0934 to CDN$1.0952 to the US dollar. These new Contracts will continue to mitigate the Company’s foreign exchange risk associated with a portion of the anticipated monthly inventory purchases of its US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these Contracts as cash flow hedges.

14 – SUBSEQUENT EVENT

Effective November 10, 2009, the Company decided to terminate the operations of its manufacturing facility located in Hawkesbury, Ontario, Canada. Accordingly, in the fourth quarter of 2009, the Company expects to incur related closure costs amounting to approximately $1.0 million. The terminated operations will be transferred and consolidated into the Company’s manufacturing facility located in Truro, Nova Scotia, Canada by December 31, 2009.

ORLDOCS 11663914 1